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                     LETTERHEAD OF SERCHUK & ZELERMYER, LLP




                                 April 30, 1997


Ms. Peggy Fisher, Assistant Director
Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re:      GSB Financial Corporation
         Form S-1
         Filed March 19, 1997
         File No. 333-23573

Dear Ms. Fisher:

         This letter is provided in response to your letter to Clifford E. Kelsey, Jr. dated April 18, 1997 providing the staff's comments to the above-referenced filing. Our responses are numbered to correspond to the numbering in your letter. An amended registration statement with a revised prospectus reflecting the changes outlined below in being filed electronically (filing should occur on May 1, 1997) and two courtesy paper copies are being sent directly to Mr. Clampitt for him and Mr. Hamm. The comment numbers have been manually written into the margins of the courtesy copies to facilitate review.

1. The requested disclosure has been added to the first sentence of the first paragraph of the prospectus cover.

2. A disclosure that a majority of the votes eligible to be cast is required to approve the plan of conversion has been added to the second paragraph of the cover, which now carries over onto the inside cover page.

3. A brief discussion of the Community Offering, with a cross-reference to the more detailed discussion later, has been added to the requested paragraph on page 2.

4. An explanatory definition has been added to the first paragraph under the caption "Stock Pricing and Number of Shares to be Issued" directly after the use of the phrase "pro forma market value" at page 6 carrying over onto page 7.

5. A discussion regarding the updating of the appraisal and the related resolicitation requirement has been added to the second paragraph under the caption "Stock Pricing and Number of Shares to be Issued" at page 7. We note, however, that under Office of Thrift Supervision procedures, resolicitation will not be required unless the appraisal update shows a value in excess of $22,482,500, being 15% above the maximum of the Valuation Range.

6. Only subscribers who have subscribed for the maximum purchase limitation will be resolicited if there is an increase. A statement to that effect has been added under the caption "Purchase Limitations" at page 6 directly after the discussion of the right to increase the limit.
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Serchuk & Zelermyer, LLP

Ms. Peggy Fisher
April 30, 1997
Page 2


7. A statement of how the exercise price of the options will be established has been added to the paragraph under the caption "Benefits to Management and Directors--Stock Option Plan" at page 8.

8. The requested disclosure has been added to the paragraph under the caption "Benefits to Management and Directors--Stock Option Plan" at page 8.

9. A disclosure of the cost of repurchasing 4% of the outstanding shares to fund the ISAP has been added to the paragraph under the caption "Benefits to Management and Directors--Incentive Stock Award Plan" at page 8. It is our understanding that the financial statement expense of ISAP awards will be based not upon the repurchase price but instead upon the market value of the stock on the date it is vested, which represents the opportunity cost of grating the stock for free instead of selling it on that date. Therefore, we have added disclosure describing how the financial statement cost of the ISAP is determined and stating that an increase in the fair market value on the date of the award will result in an increased expense to the paragraph under the caption "Benefits to Management and Directors--Incentive Stock Award Plan" at page 8 and under the caption "Management of the Bank--Benefits--Incentive Stock Award Plan" at page 104.

10. Mr. Kelsey, the president, is the sole named executive officer. A disclosure of his estimated payment under his employment agreement has been added to the paragraph under the caption Benefits to Management and Directors--Executive Officer Employment Contracts" at page 8.

11. Disclosure of the subscription priorities of directors and executive officers (note that they have no advantageous special priority) has been added to the paragraph under the caption Benefits to Management and Directors--Subscriptions by Executive Officers and Directors" at page 9.

12. The requested disclosure the potential market price impact of anti-takeover provisions has been added under the caption "Anti-takeover Aspects of Conversion" at page 9.

13. The requested additional risk factor regarding capital ratio has been combined with the with the risk factor regarding Return on Equity and included at pages 11 and 12. The caption of the Risk Factor has been revised to read "Additional Capital; Return on Equity." This approach was taken because the two issues are so closely related and both result from the influx of additional capital.

14. The requested disclosure regarding OTS repurchase restrictions has been added under the caption "Additional Capital; Return on Equity" at page 12, with a cross-reference to the more detailed discussion of the repurchase restrictions.

15. The requested disclosure regarding historical return on equity has been added under the caption "Addition Capital; Return on Equity" at page 11 and 12.

16. A reference to the effect of the anti-takeover provisions on market price has been added to under the caption "Certain Anti-takeover
Provisions--Provisions in the Company's and the Bank's Governing Instruments" at page 12.
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Serchuk & Zelermyer, LLP

Ms. Peggy Fisher
April 30, 1997
Page 3


17. The requested disclosure regarding the effect of a lack of a market has been added to the second paragraph under the caption "Absence of Market for Common Stock" at page 13.

18. The requested disclosure explaining the market price implications of dilution has been added under the caption "Possible Dilution From Stock Options and the ISAP" at page 15.

19. The requested disclosure regarding preemptive rights has been added under the caption "Possible Dilution From Stock Options and the ISAP" at page 15.

20. The risk factor formerly titled "Risk of Delayed Offering" at page 14 and 15 has been revised to change the title and reference certain adverse consequences which could result from such a delay.

21. The number of shares used to calculate earnings per share, which number of shares is disclosed in the table, is determined in accordance with OTS policy for pro forma data in conversion transactions. The number of shares used to calculate per share income data is equal to the total shares sold for the applicable column, minus 8% representing the ESOP purchase, but adding back the weighted average number of shares estimated to be released from the lien of the ESOP loan during the applicable period. The ESOP loan is projected to have a term of 10 years, so one-tenth of the ESOP shares are expected to be released each year. The weighted average shares released is thus one-twentieth of the total ESOP shares for a full year and one-eightieth for a three-month period. For example, for the first column on page 34, the number of shares used to calculate pro forma net income per share is equal to 1,445,000 - (1,445,000 x
 .08) + (((1,445,000 x .08)/10)/8) = 1,330,845 shares. This is divided into historical net income for the period ($295,000) to determine pro forma historical net income per share.

22. Nationar was not an affiliate of Goshen Savings Bank. The Bank owned an equity interest in Nationar equal to less than 0.1% of the total equity ownership interest in Nationar. The remainder of the stock of Nationar was owned by other thrift institutions in New York, many of whom are much larger than Goshen Savings Bank. It is the Registrant's understanding (based upon a combination of statements by the Superintendent of Banks, litigation affidavits submitted by other entities in the Nationar liquidation proceeding, and other information) that Nationar was closed due to a liquidity crisis caused by the precipitous withdrawal of certain large deposits by other bank customers of Nationar who were concerned about Nationar's health. Goshen Savings Bank had no involvement in, or control over, the events which precipitated the closing and had no special access to information regarding the Superintendent's decision to close Nationar. Therefore, the registrant believes that any disclosure by it of the events which preceded the closure and the reasons for the closure would be at best speculative. Since the reasons for the closure were not within the control of Goshen Savings Bank, and since the Nationar situation is unlikely to recur because Nationar was a one-of-a-kind specially chartered bank, the registrant respectfully suggests that the requested disclosure not be made.

23. The requested disclosure regarding the potential income statement effect of litigation has been added under the caption "Legal Proceedings" at page 80.
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Serchuk & Zelermyer, LLP

Ms. Peggy Fisher
April 30, 1997
Page 4


24. A statement reference the reader to the discussion of the tax effects of the Conversion has been added to the introduction to the discussion of general tax matters under the caption "Taxation--General" at page 89.

25. Dates have been added to the discussion of the employment history of Messrs. Gengel, Hopkins and Dederick to clarify that the disclosures cover the past five years, under the caption "Biographical Information" at pages 95 and 96.

26. The requested disclosure regarding the coverage of material tax matters has been added under the caption "Effects of Conversion on Depositors and Borrowers--Tax Effects" at page 106.

27. The auditor's report at page F-2 has been revised to include the year ended September 30, 1994 as applicable.

28. The Statement of Cash Flows, at pages F-5 and F-7, have been revised to eliminate the line entitled "(Provision) Recovery for Nationar Loss netted to cash" and adjusted the balance of cash and cash equivalents by the $232,223 amount which is the Nationar loss reserve account balance. The balance sheet discloses that the cash balance is net of this reserve. This revision will effectively illustrate the Nationar provision in the statement of cash flow.

29. The registrant and its accountants believe that the net amortization or accretion on securities needs to be disclosed as an adjustment to reconcile net income to net cash provided by operating activities at pages F-5 and F-7. The net amortization/accretion is a necessary and required entry on the Statement of Cash Flows to reconcile net income to net cash because the amortization or accretion represents income or expense recorded on the Statements of Income which is not represented by a corresponding cash receipt or disbursement. The fact that the securities are recorded as available for sale on the Balance Sheets does not affect the need to adjust, on the Statement of Cash Flows, the net income as shown on the Statements of Income by non-cash items.

30. Under the heading "Supplemental Statement of Non-Cash Investing Activities" at pages F-6 and F-8, two classification titles were inadvertently typed in incorrect order. The titles "Transfers of investment securities - trading portfolio to investment securities - available for sale" and "Transfers of investment securities - held to maturity to investment securities - available for sale" have been reversed, so that the amount in the columns now correspond to the correct titles and are in the correct periods.

 General

         The disclosures have been updated and changes have also been made in response to comments from the Office of Thrift Supervision. In addition, a "Recent Developments" section has been added at pages 20-25 to set forth various financial disclosures and discuss the financial condition and results of operations at or for the three and six month periods ended March 31, 1997.
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Serchuk & Zelermyer, LLP

Ms. Peggy Fisher
April 30, 1997
Page 5


         I trust that the changes outlined above will be satisfactory. If the staff has any further comments or would like any additional information, please do not hesitate to contact the undersigned and appropriate steps will be taken.



                                   Sincerely,


                                   /s/ Jay L. Hack
                                   -------------------
                                   Jay L. Hack